UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT
1.	Three company announcements made on October 27, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: October 28, 2011	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 27, 2011
URL: http://www.komatsu.com/
Consolidated Business Results for Six Months of the Fiscal Year Ending
March 31, 2012 (U.S. GAAP)
1. Results for Six Months Ended September 30, 2011
(Amounts are rounded to the nearest million yen)
(1) Consolidated Financial Highlights

	Millions of yen except per share amounts
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	985,867	859,763	126,104	14.7%
Operating income	132,949	103,912	29,037	27.9%
Income before income taxes and equity in earnings of affiliated companies	130,243	100,111	30,132	30.1%
Net income attributable to Komatsu Ltd.	94,675	63,764	30,911	48.5%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥97.82	¥65.89	¥31.93
Diluted	¥97.74	¥65.85	¥31.89
Note: Comprehensive income (loss):
Six months ended September 30, 2011: 35,328 millions of yen
Six months ended September 30, 2010: 18,175 millions of yen
(2) Consolidated Financial Position

	Millions of yen except per share amounts
	As of September 30, 2011	As of March 31, 2011
Total assets	2,145,195	2,149,137
Total equity	977,905	972,680
Komatsu Ltd. shareholders’ equity	938,814	923,843
Komatsu Ltd. shareholders’ equity ratio	43.8%	43.0%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥970.21	¥954.48
2. Dividends
(For the fiscal years ended March 31, 2011 and ending March 31, 2012)

	Yen
	The entire FY ending March 31, 2012		The entire FY ended
	Results	Projection	March 31, 2011
First quarter period
Second quarter period	21.00	—	18.00
Third quarter period
Year-end	—	21.00	20.00
Total		42.00	38.00
Note: Changes in the projected cash dividend as of October 27, 2011: None

3. Projections for the Fiscal Year Ending March 31, 2012
(From April 1, 2011 to March 31, 2012)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	2,050,000	11.2%
Operating income	282,000	26.5%
Income before income taxes and equity in earnings of affiliated companies	276,000	25.6%
Net income attributable to Komatsu Ltd.	186,000	23.4%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥ 192.99

Notes: 1)	Changes in the projected consolidated business results as of October 27, 2011: Applicable

2)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.
4. Others
(1)	Changes in important subsidiaries during the six months ended September 30, 2011 : Applicable
Removed (merger): 1 company
Komatsu Utility Co., Ltd.
(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: None

2)	Change in other matters except for 1) above: None
(4)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) were as follows:

As of September 30, 2011: 998,744,060 shares As of March 31, 2011: 998,744,060 shares
2)	The numbers of shares of treasury were as follows:

As of September 30, 2011: 31,107,705 shares As of March 31, 2011: 30,841,419 shares
3)	The weighted average numbers of common shares outstanding were as follows:

Six months ended September 30, 2011: 967,852,046 shares Six months ended September 30, 2010: 967,794,257 shares

[Reference]

Results for Three Months Ended September 30, 2011

	Millions of yen except per share amounts
	Three months ended	Three months ended
	September 30, 2011	September 30, 2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	491,690	412,623	79,067	19.2%
Operating income	64,580	49,837	14,743	29.6%
Income before income taxes and equity in earnings of affiliated companies	61,802	50,007	11,795	23.6%
Net income attributable to Komatsu Ltd.	38,969	33,067	5,902	17.8%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	40.27	34.17	6.10
Diluted	40.23	34.15	6.08

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.5

(2) Financial Conditions	P.8

(3) Projections for the Fiscal Year Ending March 31, 2012	P.9

Financial Statements

(1) Condensed Consolidated Balance Sheets	P.10

(2) Condensed Consolidated Statements of Income	P.12

(3) Consolidated Statements of Equity	P.14

(4) Consolidated Statements of Cash Flows	P.15

(5) Note to the Going Concern Assumption	P.16

(6) Business Segment Information	P.16

(7) Note in Case of a Notable Changes in the Amount of Shareholders’ Equity	P.17

Management Performance and Financial Conditions
(1) Outline of Operations and Business Results
Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) have embarked on the Global Teamwork for Tomorrow mid-range management plan for three years, to be completed in the fiscal year ending March 31, 2013. Under this management plan, Komatsu is focusing its efforts on (1) promotion of ICT (Information and Communication Technology) applications to products and parts, (2) further advancement of environmental friendliness and safety in machine performance, (3) expansion of sales and service operations in Strategic Markets, and (4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.
In the first six-month period (April 1 — September 30, 2011) of the second year of the ongoing management plan, while demand for construction, mining and utility equipment declined in China from the corresponding period a year ago, it increased in other Strategic markets and the Traditional Markets of Japan, North America and Europe. In particular, demand for mining equipment remained strong. In response to the adverse effects caused by the Great East Japan Earthquake of March this year, Komatsu recovered production quickly, captured growth in demand for equipment accurately and expanded sales. In the industrial machinery and others business, while orders received for wire saws decreased from the corresponding period a year ago, sales increased thanks to the orders on hand. Furthermore, reflecting recovered capital investment by the automobile manufacturing industry, sales of presses and machine tools also increased. As a result, consolidated net sales increased by 14.7% to JPY985.8 billion (USD12,803 million, at USD1=JPY77).
In the first six-month period under review, the Japanese currency appreciated against the U.S. dollar, Euro and Renminbi more than the corresponding period a year ago. However, Komatsu expanded the volume of sales while continuing to improve selling prices as well as production and other costs. As a result, operating income for the first six-month period improved by 27.9% to JPY132.9 billion (USD1,727 million). Similarly, operating income ratio improved by 1.4 percentage points to 13.5%. Income before income taxes and equity in earnings of affiliated companies increased by 30.1% to JPY130.2 billion (USD1,691 million). Net income attributable to Komatsu Ltd. totaled JPY94.6 billion (USD1,230 million), showing an improvement of 48.5% from the corresponding period a year ago.
Concerning the power shortage during the summer season in Japan, Komatsu made energy-saving efforts at all plants and reduced peak-time power consumption without cutting down production volume.
Note: Sales and profit figures stated in this news release show accumulated figures for the six-month period from April 1 through September 30, 2011.
[Consolidated Financial Highlights]

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
	1USD=JPY79	1USD=JPY88
	1EUR=JPY114	1EUR=JPY113
	1RMB=JPY12.3	1RMB=JPY13.0	Changes
	[A]	[B]	[(A-B)/B]
Net sales	985,867	859,763	14.7%
Operating income	132,949	103,912	27.9%
Income before income taxes and equity in earnings of affiliated companies	130,243	100,111	30.1%
Net income attributable to Komatsu Ltd.	94,675	63,764	48.5%

[Markets as Positioned by the Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS
Business results by operation are described below.
[Sales by Operation]

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010	Changes
	[A]	[B]	[(A-B)/B]
Construction, Mining and Utility Equipment	853,674	763,645	11.8%
Industrial Machinery and Others	132,193	96,118	37.5%

Total	985,867	859,763	14.7%

Construction, Mining and Utility Equipment
While demand in China declined, it grew steadily in other Strategic markets centering on Asia and recovered in the Traditional Markets of Japan, North America and Europe. Against this backdrop, consolidated net sales of construction, mining and utility equipment increased by 11.8% from the corresponding first six-month period a year ago, to JPY853.6 billion (USD11,087 million). In particular, sales of mining equipment continued to expand centering on Latin America and Indonesia, reflecting thriving demand for mineral and energy resources. Parts sales and service revenues also advanced in tandem with growth in the number of mining equipment in operation.
Also during the six-month period under review, Komatsu began overseas market launchings of the HB205 and 215LC hybrid hydraulic excavators which were introduced on the Japanese market in December last year. Komatsu also commenced sales of the new emission standards-compliant modles in North America and Europe.
[Sales of Construction, Mining and Utility Equipment by Region]

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	129,042	117,405	11,637	9.9%
Americas	217,458	190,252	27,206	14.3%
Europe & CIS	99,395	71,746	27,649	38.5%
China	114,295	152,806	(38,511)	(25.2)%
Asia* & Oceania	228,184	181,869	46,315	25.5%
Middle East & Africa	65,300	49,567	15,733	31.7%

Total	853,674	763,645	90,029	11.8%

*	Excluding Japan and China

Japan
While demand for construction equipment advanced mainly from rental companies for use in the recovery and reconstruction of the earthquake and tsunami-stricken regions, Komatsu quickly resumed production and supplied equipment smoothly. As a result, six-month sales in Japan increased from the corresponding period a year ago. To get ready for a large number of equipment to be operated in full-scale reconstruction projects in the disaster-devastated regions, Komatsu expanded its service operation in Tohoku region.
To further improve customer service and operational efficiency of the rental equipment business, Komatsu absorbed Komatsu Rental Ltd. in July and took over the rental equipment assets, so that the new Komatsu Rental Ltd. has become able to focus its efforts exclusively on renting and service operations.
Americas
In North America, while the recovery of demand for construction equipment in the housing sector still lacked momentum, demand in the rental and mining industries expanded firmly. Komatsu launched the new emission standards-compliant models and new hybrid hydraulic excavators on the market, as it continued to advance the Zero Inventory Campaign at distributors. In Latin America, demand in Brazil, the largest Latin American market for construction equipment, was slack in the civil engineering sector as adversely affected by the government’s credit squeeze measure and belated start of public works. Meanwhile, demand for mining equipment remained strong. As a result, six-month sales in the Americas increased from the corresponding period a year ago.
Europe & CIS
In Europe, although concerns grew over economic slowdown against the backdrop of fiscal problems, demand for construction equipment increased steadily in major markets of Germany and France. While zooming in on the growth in demand, Komatsu worked to expand sales of parts. As a result, six-month sales in Europe increased from the corresponding period a year ago. Komatsu also embarked on sales of the new emission standards-compliant models and new hybrid hydraulic excavators.
In CIS, demand for equipment expanded in the mining sector especially for coal and gold as well as the energy sector for oil and natural gas, and six-month sales in CIS increased from the corresponding period a year ago. At Komatsu Manufacturing Rus, LLC, which opened in June last year, following the production of hydraulic excavators, Komatsu began production of the HD785 large dump truck designed mainly for mining application.
China
Demand for construction equipment especially in the civil engineering sector was adversely affected by the government’s credit squeeze measure, and six-month sales declined from the corresponding period a year ago. In September, Komatsu organized the China Midori-kai for local suppliers, following Japan, North America and Europe. By teaming up with local suppliers, Komatsu is going to improve the QCD (quality, cost and delivery) of products, thereby further enhancing Komatsu’s “Monozukuri” competitiveness in China.
Asia & Oceania
In Indonesia, the largest market of Southeast Asia, demand continued to expanded for mining equipment, while that for construction equipment increased steadily in the civil engineering, agriculture and forestry sectors. Demand for construction equipment also grew in India and Malaysia. In Australia, demand for mining equipment remained firm. Reflecting these market conditions, six-month sales in Asia & Oceania increased from the corresponding six-month period a year ago. In both regions, Komatsu embarked on the sales of new hybrid hydraulic excavators in May this year, while continuing its efforts to introduce KOMTRAX (Komatsu Machine Tracking System)-installed standard construction equipment to more countries.

Middle East & Africa
While unstable political and social conditions remained in some countries, demand for equipment advanced centering on mining application in Africa. In these market conditions, six-month sales in the Middle East & Africa improved from the corresponding period a year ago. By anticipating that the market for construction and mining equipment will continue to expand in Africa with strong demand in mining and infrastructure development, Komatsu introduced KOMTRAX-installed standard construction equipment in South Africa. In western Africa where market growth is being projected, Komatsu opened the Dakar Office in April this year as part of continued efforts to reinforce its product support capability.
Industrial Machinery and Others
For the six-month period under review, orders declined for wire saws for use in slicing silicon ingots, the basic material for solar cells, from the corresponding period a year ago, as affected by the Chinese government’s credit squeeze measure and reduced subsidies related solar energy in Europe. However, six-month sales of wire saws increased from the corresponding period a year ago, reflecting steady progress in factory shipment of ordered wire saws on hand. Furthermore, capital investment by the automobile manufacturing industry upturned for recovery, and six-month sales of presses and machine tools also improved from the corresponding period a year ago. In the first quarter of the current fiscal year, Gigaphoton became a consolidated subsidiary of the Company, and Komatsu included Gigaphoton’s sales and profits in the consolidated financial statements, starting in the second quarter. As a result, six-month sales of the industrial machinery and others business increased by 37.5% from the corresponding period a year ago, to JPY132.1 billion (USD1,717 million).
(2) Financial Conditions
As of September 30, 2011, total assets amounted to JPY2,145.1 billion (USD27,860 million), comparable to the previous fiscal year-end. Interest-bearing debt increased by JPY28.9 billion from the previous fiscal year-end, to JPY573.0 billion (USD7,442 million). Komatsu Ltd. shareholders’ equity increased by JPY14.9 billion from the previous fiscal-year end, to JPY938.8 billion (USD12,192 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 0.8 percentage points from the previous fiscal year-end, to 43.8%. Net debt-to-equity ratio* was 0.52 compared to 0.50 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt — Cash and cash equivalents — Time deposits) / Komatsu Ltd. shareholders’ equity
For the first half period under review, net cash provided by operating activities amounted to JPY40.2 billion (USD523 million), due mainly to increased inventories, a decrease of JPY62.5 billion from JPY102.8 billion for the corresponding first period a year ago. Net cash used in investing activities amounted to JPY61.6 billion (USD801 million), due mainly to capital expenditures and acquisition of subsidiaries and equity investees, an increase of JPY26.1 billion from the previous first half period a year ago. Net cash provided by financing activities amounted to JPY27.5 billion (USD358 million) due to procurement of long-term debt and an increase in short—term debt, an increase of JPY81.8 billion from the corresponding first half period a year ago. Furthermore, after adding the effects of foreign exchange fluctuations, cash and cash equivalents, as of September 30, 2011, totaled 84.8 billion (USD1,101 million), an increase of JPY581 million from the previous fiscal year-end.

(3) Projections for the Fiscal Year Ending March 31, 2012
(From April 1, 2011 to March 31, 2012)
In the construction, mining and utility equipment business, while demand has declined in China, it has remained strong in other Strategic markets and Traditional Markets. Therefore, we are expecting to achieve the target volume of sales projected at the beginning of the fiscal year. However, coupled with the Japanese currency’s appreciation against the U.S. dollar, Euro and Renminbi in progress, we are anticipating a decline in sales of wire saws in the industrial machinery and others business as mainly affected by the Chinese government’s credit squeeze measures. In this light, we are revising our projection of full-year sales announced in April this year downward. With respect to profits, we are resolutely working to improve selling prices and production costs in order to minimize the adverse effects of foreign exchange rates, nevertheless we are also revising the projected figures downward.
As to preconditions for our current projections, we are assuming the foreign exchange rates in the third and fourth quarters to be as follows: USD1=JPY77, EUR1=JPY106 and RMB1=JPY12.1.
With respect to non-consolidated business results, there is no change in the projections made in April this year.
Projections for Consolidated Business Results for the Fiscal Year Ending March 31, 2012

	Millions of yen except per share amounts
	Earlier	Current			Results for FY
	projection	projection	Changes		ended March 31,
	[A]	[B]	[B-A]	[(B-A)/A]	2011
Net sales	2,150,000	2,050,000	(100,000)	(4.7)%	1,843,127
Operating income	305,000	282,000	(23,000)	(7.5)%	222,929
Income before income taxes and equity in earnings of affiliated companies	300,000	276,000	(24,000)	(8.0)%	219,809
Net income attributable to Komatsu Ltd.	200,000	186,000	(14,000)	(7.0)%	150,752
Net income attributable to Komatsu Ltd. per share (Yen)	206.63	192.99	—	—	155.77
Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Financial Statements
(1) Condensed Consolidated Balance Sheets
Assets

	Millions of yen
	As of September 30, 2011		As of March 31, 2011
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥84,805		¥84,224
Time deposits	1,458		734
Trade notes and accounts receivable	487,812		532,757
Inventories	522,812		473,876
Deferred income taxes and other current assets	161,377		152,781

Total current assets	1,258,264	58.6	1,244,372	57.9

Long-term trade receivables	179,559	8.4	183,270	8.5

Investments
Investments in and advances to affiliated companies	19,418		25,115
Investment securities	43,189		60,855
Other	3,263		3,124

Total investments	65,870	3.1	89,094	4.1

Property, plant and equipment
- Less accumulated depreciation	508,186	23.7	508,387	23.7

Goodwill	30,452	1.4	29,321	1.4
Other intangible assets	59,393	2.8	53,971	2.5
Deferred income taxes and other assets	43,471	2.0	40,722	1.9

Total	¥2,145,195	100.0	¥2,149,137	100.0

Liabilities and Equity

	Millions of yen
	As of September 30, 2011		As of March 31, 2011
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥160,232		¥130,308
Current maturities of long-term debt	142,112		122,608
Trade notes, bills and accounts payable	281,280		308,975
Income taxes payable	22,372		38,829
Deferred income taxes and other current liabilities	199,969		199,268

Total current liabilities	805,965	37.6	799,988	37.2

Long-term liabilities
Long-term debt	270,662		291,152
Liability for pension and retirement benefits	46,613		48,027
Deferred income taxes and other liabilities	44,050		37,290

Total long-term liabilities	361,325	16.8	376,469	17.5

Total liabilities	1,167,290	54.4	1,176,457	54.7

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,745		140,523
Retained earnings:
Appropriated for legal reserve	37,161		34,494
Unappropriated	919,792		847,153
Accumulated other comprehensive income (loss)	(190,670)		(131,059)
Treasury stock	(36,084)		(35,138)

Total Komatsu Ltd. shareholders’ equity	938,814	43.8	923,843	43.0

Noncontrolling interests	39,091	1.8	48,837	2.3

Total equity	977,905	45.6	972,680	45.3

Total	¥2,145,195	100.0	¥2,149,137	100.0

(2) Condensed Consolidated Statements of Income
Six months ended September 30, 2011 and 2010

	Millions of yen except per share amounts
	Six months ended		Six months ended
	September 30, 2011		September 30, 2010
		Ratio		Ratio
		(%)		(%)
Net sales	¥985,867	100.0	¥859,763	100.0
Cost of sales	712,988	72.3	629,877	73.3
Selling, general and administrative expenses	140,139	14.2	124,750	14.5
Other operating income (expenses), net	209	0.0	(1,224)	(0.1)

Operating income	132,949	13.5	103,912	12.1

Other income (expenses), net	(2,706)		(3,801)
Interest and dividend income	2,085	0.2	2,329	0.3
Interest expense	(3,655)	(0.4)	(3,289)	(0.4)
Other, net	(1,136)	(0.1)	(2,841)	(0.3)

Income before income taxes and equity in earnings of affiliated companies	130,243	13.2	100,111	11.6

Income taxes	32,262	3.3	33,507	3.9
Income before equity in earnings of affiliated companies	97,981	9.9	66,604	7.7
Equity in earnings of affiliated companies	1,034	0.1	1,198	0.1
Net income	99,015	10.0	67,802	7.9
Less net income attributable to noncontrolling interests	(4,340)	(0.4)	(4,038)	(0.5)

Net income attributable to Komatsu Ltd.	¥94,675	9.6	¥63,764	7.4

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	97.82		65.89
Diluted	97.74		65.85

Three months ended September 30, 2011 and 2010

	Millions of yen except per share amounts
	Three months ended		Three months ended
	September 30, 2011		September 30, 2010
		Ratio		Ratio
		(%)		(%)
Net sales	¥491,690	100.0	¥412,623	100.0
Cost of sales	356,351	72.5	300,021	72.7
Selling, general and administrative expenses	70,711	14.4	61,803	15.0
Other operating income (expenses), net	(48)	(0.0)	(962)	(0.2)

Operating income	64,580	13.1	49,837	12.1

Other income (expenses), net	(2,778)		170
Interest and dividend income	790	0.2	1,308	0.3
Interest expense	(1,767)	(0.4)	(1,620)	(0.4)
Other, net	(1,801)	(0.4)	482	0.1

Income before income taxes and equity in earnings of affiliated companies	61,802	12.6	50,007	12.1

Income taxes	21,126	4.3	16,041	3.9
Income before equity in earnings of affiliated companies	40,676	8.3	33,966	8.2
Equity in earnings of affiliated companies	453	0.1	557	0.1
Net income	41,129	8.4	34,523	8.4
Less net income attributable to noncontrolling interests	(2,160)	(0.4)	(1,456)	(0.4)

Net income attributable to Komatsu Ltd.	¥38,969	7.9	¥33,067	8.0

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	40.27		34.17
Diluted	40.23		34.15

(3) Consolidated Statements of Equity

Six months ended September 30, 2011

	Millions of yen
			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends				(19,369)			(19,369)	(5,921)	(25,290)
Transfer to retained earnings appropriated for legal reserve			2,667	(2,667)			—		—
Other changes		(146)					(146)	(4,089)	(4,235)
Comprehensive income (loss)
Net income				94,675			94,675	4,340	99,015
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(51,813)		(51,813)	(3,923)	(55,736)
Net unrealized holding gains (losses) on securities available for sale					(8,196)		(8,196)	—	(8,196)
Pension liability adjustments					(435)		(435)	—	(435)
Net unrealized holding gains (losses) on derivative instruments					833		833	(153)	680

Comprehensive income (loss)							35,064	264	35,328

Issuance and exercise of stock acquisition rights		248					248		248
Purchase of treasury stock						(1,136)	(1,136)		(1,136)
Sales of treasury stock		120				190	310		310

Balance at September 30, 2011	¥67,870	¥140,745	¥37,161	¥919,792	¥(190,670)	¥(36,084)	¥938,814	¥39,091	¥977,905

Six months ended september 30, 2010

	Millions of yen
			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends				(7,749)			(7,749)	(830)	(8,579)
Transfer to retained earnings appropriated for legal reserve			743	(743)			—		—

Other changes							—	317	317
Comprehensive income (loss)
Net income				63,764			63,764	4,038	67,802
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(44,877)		(44,877)	(3,087)	(47,964)
Net unrealized holding gains (losses) on securities available for sale					(2,398)		(2,398)	—	(2,398)
Pension liability adjustments					77		77	—	77
Net unrealized holding gains (losses) on derivative instruments					658		658	—	658

Comprehensive income (loss)							17,224	951	18,175

Issuance and exercise of stock acquisition rights		55					55		55
Purchase of treasury stock						(551)	(551)		(551)
Sales of treasury stock						23	23		23

Balance at September 30, 2010	¥67,870	¥140,476	¥32,726	¥779,362	¥(142,174)	¥(35,283)	¥842,977	¥43,262	¥886,239

(4) Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Operating activities
Net income	¥99,015	¥67,802
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	43,681	43,432
Deferred income taxes	(2,521)	15,621
Net loss (gain) from sale of investment securities and subsidiaries	(91)	90
Net loss (gain) on sale of property	(209)	(1,160)
Loss on disposal of fixed assets	1,006	634
Pension and retirement benefits, net	357	(3,176)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	17,663	(11,005)
Decrease (increase) in inventories	(82,021)	(42,960)
Increase (decrease) in trade payables	(27,196)	47,870
Increase (decrease) in income taxes payable	(15,055)	(6,067)
Other, net	5,644	(8,253)

Net cash provided by (used in) operating activities	40,273	102,828

Investing activities
Capital expenditures	(58,984)	(42,482)
Proceeds from sale of property	4,910	5,637
Proceeds from sale of available for sale investment securities	414	22
Purchases of available for sale investment securities	(1,124)	(520)
Acquisition of subsidiaries and equity investees, net of cash acquired	(7,786)	654
Collection of loan receivables	1,730	1,290
Disbursement of loan receivables	(160)	(576)
Decrease (increase) in time deposits	(664)	443

Net cash provided by (used in) investing activities	(61,664)	(35,532)

Financing activities
Proceeds from long-term debt	80,478	31,266
Repayments on long-term debt	(29,609)	(24,059)
Increase (decrease) in short-term debt, net	43,316	(34,023)
Repayments of capital lease obligations	(38,142)	(18,791)
Sale (purchase) of treasury stock, net	(853)	10
Dividends paid	(19,369)	(7,749)
Other, net	(8,266)	(928)

Net cash provided by (used in) financing activities	27,555	(54,274)

Effect of exchange rate change on cash and cash equivalents	(5,583)	(4,804)

Net increase (decrease) in cash and cash equivalents	581	8,218

Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of period	¥84,805	¥90,647

(5) Note to the Going Concern Assumption
None
(6) Business Segment Information
1) Operating Segments
Six months ended September 30, 2011 and 2010

(For the six months ended September 30, 2011)

	Millions of yen
	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	853,674	132,193	985,867	—	985,867
Intersegment	2,734	4,204	6,938	(6,938)	—

Total	856,408	136,397	992,805	(6,938)	985,867

Segment profit	120,154	15,127	135,281	(2,541)	132,740

(For the six months ended September 30, 2010)

	Millions of yen
	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	763,645	96,118	859,763	—	859,763
Intersegment	991	5,431	6,422	(6,422)	—

Total	764,636	101,549	866,185	(6,422)	859,763

Segment profit	102,302	6,133	108,435	(3,299)	105,136

Three months ended September 30, 2011 and 2010

(For the three months ended September 30, 2011)

	Millions of yen
	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	418,350	73,340	491,690	—	491,690
Intersegment	1,428	2,488	3,916	(3,916)	—

Total	419,778	75,828	495,606	(3,916)	491,690

Segment profit	59,268	6,283	65,551	(923)	64,628

(For the three months ended September 30, 2010)

	Millions of yen
	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	358,439	54,184	412,623	—	412,623
Intersegment	553	3,128	3,681	(3,681)	—

Total	358,992	57,312	416,304	(3,681)	412,623

Segment profit	48,037	4,098	52,135	(1,336)	50,799

Notes:	1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

2)	Transfers between segments are made at estimated arm’s-length prices.
2) Geographic Information
Net sales to customers recognized by sales destination were as follows:
Six months ended September 30, 2011 and 2010

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
FY2011	191,433	224,308	100,570	159,875	244,372	65,309	985,867
FY2010	163,119	196,587	72,138	186,127	192,186	49,606	859,763
Three months ended September 30, 2011 and 2010

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
FY2011	107,502	115,246	46,924	57,971	128,339	35,708	491,690
FY2010	91,694	95,011	32,386	71,235	94,167	28,130	412,623

*	Excluding Japan and China
(7) Note in Case of Notable Change(s) in the Amount of Shareholders’ Equity
None
(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 27, 2011
URL: http://www.komatsu.com/
Announcement Concerning the Revision of Projected Business Results
Komatsu Ltd. (hereinafter “Company”) (President and CEO: Kunio Noji) has revised the projections for consolidated business results for the fiscal year ending March 31, 2012, which the Company announced on April 27, 2011.
1. Projections for Consolidated Business Results for the Fiscal Year Ending March 31, 2012 (U.S. GAAP)

	Millions of yen except per share amounts
	Earlier	Current			Results for FY
	projection	projection	Changes		ended March 31,
	[A]	[B]	[B-A]	[(B-A)/A]	2011
Net sales	2,150,000	2,050,000	(100,000)	(4.7)%	1,843,127
Operating income	305,000	282,000	(23,000)	(7.5)%	222,929
Income before income taxes and equity in earnings of affiliated companies	300,000	276,000	(24,000)	(8.0)%	219,809
Net income attributable to Komatsu Ltd.	200,000	186,000	(14,000)	(7.0)%	150,752
Net income attributable to Komatsu Ltd. per share (Yen)	206.63	192.99	—	—	155.77
2. Reasons for the Revision
In the construction, mining and utility equipment business, while demand has declined in China, it has remained strong in other Strategic Markets and Traditional Markets. Therefore, we are expecting to achieve the target volume of sales projected at the beginning of the fiscal year. However, coupled with the Japanese currency’s appreciation against the U.S. dollar, Euro and Renminbi in progress, we are anticipating a decline in sales of wire saws in the industrial machinery and others business as mainly affected by the Chinese government’s credit squeeze measures. In this light, we are revising our projection of full-year sales announced in April this year downward. With respect to profits, we are resolutely working to improve selling prices and production costs in order to minimize the adverse effects of foreign exchange rates, nevertheless we are also revising the projected figures downward.
As to preconditions for our current projections, we are assuming the foreign exchange rates in the third and fourth quarters to be as follows: USD1=JPY77, EUR1=JPY106 and RMB1=JPY12.1.
With respect to non-consolidated business results, there is no change in the projections made in April this year.

1

Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.
Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu principal products, owing to changes in the economic conditions in Komatsu principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.
(end)

2

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: October 27, 2011
URL: http://komatsu.com/
Notice of Acquisition and Cancellation of Treasury Stock
(Acquisition based on the Articles of Incorporation pursuant to Paragraph 2, Article 165 of the
Companies Act of Japan, and cancellation pursuant to Article 178 of the Act)
Komatsu Ltd. hereby announces that at the meeting of the Board of Directors held on October 27, 2011, the Board resolved the acquisition of treasury stock pursuant to Article 156 of the Companies Act of Japan as modified by Paragraph 3, Article 165 of the Act, and the cancellation of part of treasury stock pursuant to Article 178 of the Act.
[Description]
1. Reasons for acquisition and cancellation of treasury stock

To improve capital efficiency in management and further promote returns to shareholders.

2. Details of acquisition
(1) Type of shares to be purchased:	Outstanding common stock of Komatsu Ltd.
(2) Total number of shares to be purchased:	Up to 16,000,000 shares

* Representing 1.65% of total shares issued and outstanding (excluding treasury stock).

(3) Total cost of purchase:	Up to JPY30 billion
(4) Period of purchase:	From November 7 to December 28, 2011
(5) Method of purchase:	Open market purchase by the trust method

3. Details of cancellation

(1) Type of shares to be canceled:	Outstanding common stock of Komatsu Ltd.
(2) Number of shares to be canceled:	All of the shares acquired, as stated 2 above
(3) Date of cancellation:	January 20, 2012 (planned)

[Reference]
Treasury stock as of September 30, 2011

(1) Total number of common shares issued and outstanding (excluding treasury stock):
968,189,107 shares
(2) Number of shares of treasury stock:	30,554,953 shares
(end)